FALLBROOK CAPITAL SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business
Fallbrook Capital Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). In 2000, the Company reached an agreement with the NASD (now FINRA). The agreement was amended in March, 2007 to include additional services. The firm is approved to conduct business in private placements, limited partnerships, mutual funds, merger & acquisition activity and third party marketing of hedge funds.

The Company's main office is located in Calabasas, California and has twenty-four registered persons. The Company's Revenue is derived from (1) commissions generated on a best-efforts basis, from the sale of private placements of direct participation programs of tax incentive investments to corporate and institutional investors; and (2) from fees generated from mergers and acquisitions activities, also on a best-efforts basis.

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Income Taxes
The Company, with the consent of its sole stockholder, has elected to be taxed as an S Corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporate income taxes, the stockholder separately accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2012.

FALLBROOK CAPITAL SECURITIES CORP.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

   Estimates
   The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

   Revenue Recognition
   The Company recognizes revenue when fees are earned, normally upon services rendered, and management has determined the fees to be collectible.

2. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $32,230, which was $6,272 in excess of its required net capital of $25,958. The Company's ratio of aggregate indebtedness to net capital was was 12.08 to 1.

3. **ACCOUNTS RECEIVABLE**

   Accounts receivable consists of commissions, the Company believes the entire amount is collectible and that no allowance is required as of December 31, 2015.

4. **CONCENTRATIONS**

   For the year ended December 31, 2015 79% of the Company's revenue was derived from two customers.

   The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

5. **COMMITMENTS AND CONTINGENCIES**

   The Company has evaluated commitments and contingencies and has determined that no significant commitments and contingencies exist as of December 31, 2015.

6. **SUBSEQUENT EVENTS**

   The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.